Emclaire Financial Corp.

Blueprint for Tomorrow

2004 ANNUAL REPORT

Farmers National Bank Locations/Managers



Bon Aire
Donna J. Daniels
1101 N. Main St. • Suite 1
Butler, Pa. 16003
(724) 283-4666



Brookville
C. Sue Solida
263 Main St.
Brookville, Pa. 15825
(814) 849-8363



Clarion
Timothy G. Slaugenhoup
6th & Wood St.
Clarion, Pa. 16214
(814) 226-7523



DuBois
Danyell L. Bundy
861 Beaver Dr.
DuBois, Pa. 15801
(814) 371-2166



East Brady
Timothy G. Slaugenhoup
323 Kellys Way
East Brady, Pa. 16028
(724) 526-5793



Eau Claire
Cindy L. Elder
207 S. Washington St.
Eau Claire, Pa. 16030
(724) 791-2591



Emlenton
Aubery L. Hulings
612 Main St.
Emlenton, Pa. 16373
(724) 867-1001



Knox
Allan I. Johnson
Route 338 South
Knox, Pa. 16232
(814) 797-2200


Farmers National Bank

Meridian
101 Meridian Road
Butler, Pa. 16001
(724) 482-0133



Ridgway
Heather D. Serafini
173 Main St.
Ridgway, Pa. 15853
(814) 773-3195

Corporate Profile

Emclaire Financial Corp. (OTCBB: EMCF), a publicly traded Pennsylvania corporation and bank holding company, provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton.

The Farmers National Bank of Emlenton is an FDIC-Insured national banking association, which conducts business in Pennsylvania through 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties. To complement retail operations conducted through its bank offices, the Corporation also invests in U.S. Government, municipal, mortgage-backed and corporate marketable securities primarily through its subsidiary bank.

Table of Contents

- Consolidated Financial Highlights 1
- Chairman's Letter 2
- Blueprint For Tomorrow 4
  Operations/Retail, Loans, Branch Service, Human Resources
- Board of Directors and Officers 8
- Selected Consolidated Financial Data 9
- Management's Discussion and Analysis of Financial Condition and Results of Operations 10
- Consolidated Financial Statements 27
- Notes to Consolidated Financial Statements 31
- Report of Independent Registered Public Accounting Firm 53
- Stock and Dividend Information 54
- Corporate Information 55

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,		
	2004	**2003**	**Change**
Balance Sheet:			
Total assets	$ 273,380	$ 262,512	4%
Loans receivable, net	179,575	190,482	(6%)
Total deposits	232,874	217,110	7%
Stockholders' equity	23,616	22,655	4%
Stockholders' equity per share	18.63	17.87	4%
Income Statement:			
Net income	$ 2,557	$ 2,492	3%
Net interest income	8,734	9,308	(6%)
Net income per share	2.02	1.91	5%
Cash dividends per share	0.94	1.11	(15%)
Key Ratios:			
Return on average assets	0.96%	0.99%	(3%)
Return on average stockholders' equity	11.08%	10.96%	1%
Efficiency ratio	67.11%	64.16%	(5%)

Asset & Loan Growth (In Millions)


$300
$250
$200
$150
$100
$50
$0
Assets
Loans
$194
$152
$217
$161
$239
$170
$263
$190
$273
$180
2000
2001
2002
2003
2004

Deposit & Stockholders' Equity Growth (In Millions)


$250
$200
$150
$100
$50
$0
Deposits
Equity
$171
$20
$189
$21
$204
$23
$217
$23
$233
$24
2000
2001
2002
2003
2004



David L. Cox
Chairman, President and CEO

"We believe we can continue to grow, expand, and be successful operating from the same location we built more than one hundred years ago."

Dear Stockholders and Friends:

During 2004 we faced many difficult challenges. In the beginning of the year, interest rates continued to maintain a record low throughout the banking industry. Our own net interest margin, as was the case with all banks, reached a record low. Changes in senior level executives in the organization precipitated us to take a new look at our organizational structure. Higher than anticipated capital expenses needed to be addressed. The challenges were met, the organization was realigned, and the institution is poised for the future.

The financial picture for 2004 proved to be a roller coaster ride. Added expenses at the beginning of the year were offset with capital gains from investments in community bank stock. We ended the year by increasing total assets by $11 million and net income by $65 thousand. This led to increasing earnings per share by $0.11 to $2.02 for the year. Return on equity topped the 11% mark and ended the year at 11.08%. During the year, we received capital gains on the sale of DIMECO stock. We also realized capital gains from the transaction that resulted from the First National Bank of Slippery Rock being sold to FNB Corporation. Even though local community banks, like First National Bank of Slippery Rock, are being sold every day, I am proud we have been able to serve western Pennsylvania for more than 104 years. We look forward to serving the local financial community for years to come.

During this past year, management reviewed the organization's structure and strategic initiatives for the future. After analyzing the situation, senior management presented to the Board of Directors a new organizational chart. The chart emphasized the importance of back room operations and retail branch banking working closely together in a sales culture that meets the needs of our customers. The plan also emphasized the importance of commercial lending and support for the growth of our bank in the future. We truly developed a new blueprint of success for our institution. We added a new Senior Vice President & Chief Operating Officer in charge of back room processing and the retail branch system. We supported these efforts by naming a new Vice President in charge of the branch network who has a background in sales and marketing. To support these two areas, we developed a new Corporate Banking Group complete with commercial and small business lenders, backed by a support staff. To complete the reorganization, we named a new Vice President and Controller to oversee the financial well-being of the institution and a new Vice President in charge of credit administration.



Farmers National Bank's Executive Management Team.

After more than one hundred years, we see a promising future in community banking in western Pennsylvania. We believe we can continue to grow, expand, and be successful operating from the same location we built more than one hundred years ago. We have been fortunate to attract qualified employees and directors to lead us into the future. I would like to take this opportunity to welcome our two new directors, Jim Crooks and Mark Freemer, CPA. I would also like to recognize and thank Mrs. Bernadette Crooks, who recently announced her retirement from the board after many years of dedicated service. We will continue to strive to make Farmers National Bank a great place to work and a great place to bank, while providing value to you, our shareholders.

Sincerely,

David L. Cox

David L. Cox
Chairman, President & CEO



Gerald D. Prestopine
Senior Vice President
Chief Operating Officer

"We have committed to develop a mutual relationship between our division and those whom we serve on a daily basis."

This past year was a rebuilding year in the Operations Center. There were many challenges, both operational and technical, as we moved to close the gap between Operations and Retail. We have committed to develop a mutual relationship between our division and those whom we serve on a daily basis.

The first order of business this past year was to complete the item processing conversion that was initiated late third quarter in 2003. With the support of an outside vendor, we brought all the branches' daily transactions onto remote image capture. This process enhanced our end of the day proof processing by saving us valuable time in meeting our nightly account updating and courier deadlines. The process is also the first step in converting to remotely transfer images of our daily cash letters with the Federal Reserve Bank, which we have tentatively targeted around mid-year 2005.

As the branches embark in the new sales culture, the Operations area has attempted to identify certain tasks performed at the branch offices that could be transferred to the back office, allowing our retail staff more time to spend with clients. This is an ongoing process as we continue to service the retail branches as our 'customer.'

The Information Technology (IT) division has been very busy this past year redesigning the bank's data and telephone communication services, gaining both cost and connectivity efficiencies. As IT continues to support the users and migrate their projects throughout the organization, the Corporation will continually benefit by positioning itself for future opportunities.

In concert with management, the Operations Center also went through a reorganization to better support the bank as it moves forward with its strategic initiatives of growth and increased profitability. The department was divided into five divisions: Information Technology, Systems Administration, Retail Operations, Proof Operations and Facilities Management. This new structure allows our supervisors to develop their staffs as 'specialists' in their respective duties and service the bank with better efficiencies and service levels.



Farmers Financial Services offers our customers a variety of non-traditional banking products and services.

In July of 2004, the corporation initiated a non-traditional banking service for our customers' alternative source of investments. Farmers Financial Services began offering mutual funds, annuities and broker services. This service provides the bank with additional non-interest income and has been very well received by our client base. Our representative underwrites the business through Blue Vase Securities and has had commendable results thus far.

As we enter into another exciting and challenging year, the Operations Center and Farmers Financial Services will move forward to improve its support of Farmers National Bank.

Blueprint For Tomorrow

The continued success of our lending function is a critical ingredient in the Bank's "Blueprint for Tomorrow." To meet the challenge to expand our lending capabilities in a highly competitive environment, we recently instituted several organizational changes in order to take advantage of our areas of expertise. As we train our retail branch staff and loan officers to become sales oriented, we emphasize a proactive approach to identify and meet the financial needs of consumers and businesses in the communities we serve. Knowing our customers and their financial requirements and having the expertise and products to pattern financing around those needs will remain our focus.



Personalized service through relationship banking has helped our commercial lenders expand our market area.

Our lending staff in the retail offices (Branch Managers, Assistant Branch Managers and Customer Service Representatives) will continue to concentrate on consumer and residential mortgage lending. These lenders have an excellent track record matching the Bank's consumer products and services to meet our customers' lending needs. Realizing that competition is fierce, not only among local banks, but also from national lenders and loan brokers, we continue to develop and offer new consumer products and services (i.e., our "First Time Homebuyer" Program, Adjustable Rate Mortgages, Escrow Accounts, higher LTV Home Equity Loans, Credit Cards, etc.) to complement our traditional consumer loan products. We also understand and emphasize that our niche is the personalized service we provide to our consumer customers and the relationships we develop with them throughout the years.

In addition to consumer financing, Farmers National Bank has a strong commitment to the businesses in the communities we serve. To better fulfill the credit needs of our business customers, in late 2004 we formed a Corporate Banking Unit and staffed it with experienced commercial lenders. These lenders will work closely with the companies in our markets to provide the appropriate financial services that will enable them to successfully grow their enterprises. Concurrently, we realigned the duties of our Credit Administration Department to strengthen operational and technical support for the commercial lenders. We believe our commercial lending blueprint presents significant growth opportunities in 2005, and we are uniquely positioned to capitalize on that potential.

In conjunction with the Corporate Banking Unit, which handles the larger commercial account relationships, we also appointed a Small Business Loan Officer to facilitate smaller commercial credit requests that are generally handled through our branch offices. The Small Business Loan Officer brings additional expertise to assist Branch Managers in analyzing, underwriting and documenting smaller business loans and managing those account relationships on an ongoing basis.

We remain committed to providing excellent customer service while adhering to a strong credit culture and believe that the enhancements we have made to our lending operations will be pivotal in advancing our vision of being the #1 Community Bank in Western Pennsylvania.



Raymond M. Lawton
Senior Vice President
Chief Lending Officer

"As we train our retail branch staff and loan officers to become sales oriented, we emphasize a proactive approach to identify and meet the financial needs of consumers and businesses in the communities we serve."

Farmers National Bank (FNB) prides itself on a strong commitment to service at all levels of the retail and branch network. Since 1900, FNB has been serving many small communities along the Interstate 80 corridor in western Pennsylvania.



Teamwork and communication between branch employees are vital in a proactive approach to selling bank products.

Today, Farmers has 10 branch offices in six counties. These offices are located in small towns comprised of hard-working people dedicated to their jobs and the communities where they live. That's what makes these towns so special.

Farmers wants to be the best bank in terms of customer service. In fact, our customers expect it. Most of our dedicated employees are local residents who know our customers on a first-name basis. By knowing our customers, we believe we can better meet their specific banking needs. At FNB, our mission is to develop and offer the highest quality bank products and services to meet customers' needs.



David J. Stuber
Vice President
Retail Management/
Marketing Director

"At FNB, our mission is to develop and offer the highest quality bank products and services to meet customers' needs."

Our branch teams continue to learn and refine their banking skills by reviewing and studying training and product manuals, as well as attending banking classes and seminars. To create consistency and continuity in service across our 10-branch network, we instituted a service and sales program. This program focuses on common training practices both in the areas of customer service and product knowledge.

Managers are instructed to coach and mentor their teams in the branches. Along with motivating their respective teams, branch managers are encouraged to find better ways to communicate the Farmers National Bank message. What's more, our branch managers are actively engaged in a variety of public and service organizations.

Our branch teams have become more proactive in selling the bank's products. To do this, branch employees analyze customers' needs, then suggest product and service options that help meet those needs.

Being the best in service doesn't happen overnight, but we continue to measure our results and successes on a daily basis. To support our commitment to service, Farmers is in the process of developing and implementing tracking procedures for branch goals and team referrals. This internal system will enhance our ability to measure the success of our service levels.

While Farmers National Bank has accomplished numerous successes in 2004, we cannot be complacent in the future, especially when it comes to maintaining high standards for customer service. This high standard of service will always be our major focus and priority as we continue to grow and expand our customer base throughout western Pennsylvania.

Human Resources

At Farmers National Bank, our employees are our greatest asset. Our Human Resources department is dedicated to partnering with our various departments and branches to maximize our employees' potential and closely align it with our Bank's initiatives, values, strategies and needs. We seek and provide effective solutions to workplace issues that support and optimize the operating principles of the organization.

We continue to develop and implement policies and procedures that foster an atmosphere based on teamwork and respect, in an environment that promotes involvement, commitment and empowerment. Our Human Resources area is responsible for establishing, administering and effectively communicating sound policies, rules and practices that treat our employees with dignity and equality while maintaining compliance with all employment-related regulations.



On-going training for all staff members has helped raise the level of employee effectiveness.

As an Equal Opportunity and Affirmative Action employer, we are committed to recruiting and promoting the best qualified people, recognizing and encouraging the value of diversity in the workplace. We strive to inspire and maintain a high level of employee morale through recognition, effective communication and constructive feedback. Our employees receive a variety of training, development and educational opportunities that promote individual success and increase their overall value to the organization, while enabling them to operate in the most effective and efficient manner. Special training programs will be implemented in 2005 that will support our increased sales efforts.

We continue to embrace change and the opportunities it brings. Along with providing our employees with excellent compensation and benefit programs, we are developing new incentive and bonus plans that will reward superior sales results, enable us to achieve the highest degree of employee morale and productivity, and increase employee retention.

Our employees exemplify the principles, values and vision that has made Farmers National Bank a success. The Human Resources department will ensure that our employees are provided with the same concern, respect and caring attitude within our organization as they are expected to share externally with every customer. Our customers and the communities in which we serve deserve our best, and our employees stand ready to deliver.



Stanley C. Simons
Vice President
Human Resources Director

"The Human Resources department will ensure that our employees are provided with the same concern, respect and caring attitude within our organization as they are expected to share externally with every customer."

Board of Directors and Officers

EMCLAIRE FINANCIAL CORP. AND THE FARMERS NATIONAL BANK OF EMLENTON

Board of Directors


Emclaire
Financial
Corp

***Seated** (from l-r):*

Ronald L. Ashbaugh
Retired President - *Emclaire Financial Corp. Farmers National Bank of Emlenton*

George W. Freeman
Owner - *Freeman's Tree Farm*

***Standing** (from l-r):*

John B. Mason
President - *H.B. Beels & Sons, Inc.*

Mark A. Freemer, CPA
Partner - *CLYDE, FERRARO & Co. LLP*

David L. Cox
Chairman, President and CEO - *Emclaire Financial Corp. Farmers National Bank of Emlenton*

J. Michael King
Senior Attorney - *Lynn, King & Schreffler Attorneys at Law*

Not Pictured:

James M. Crooks
President & Owner - *Crooks Clothing Co.*

Robert L. Hunter
President - *Hunter Truck Sales and Service, Hunter Leasing*

Brian C. McCarrier, CPA
President - *Interstate Pipe and Supply*

THE FARMERS NATIONAL BANK OF EMLENTON

Senior Officers


Farmers
National

***Seated** (from l-r):*

Lisa R. Zigo
Vice President, Manager of Credit Administration

Gerald D. Prestopine
Senior Vice President - Chief Operating Officer

Shelly L. Rhoades, CPA
Vice President - Controller

Stanley C. Simons
Vice President - Human Resources Director

***Standing** (from l-r):*

Raymond M. Lawton
Senior Vice President, Chief Lending Officer

David L. Cox
Chairman, President and Chief Executive Officer

David J. Stuber
Vice President, Retail Management/Marketing Director

Robert W. Foust
Vice President, Commercial Loan Officer

Fred S. Port
Vice President, Commercial Loan Officer

(Dollar amounts in thousands, except share data)

Financial Condition Data	As of December 31, 2004	2003	2002	2001	2000
Total assets	**$ 273,380**	$ 262,512	$ 238,577	$ 216,717	$ 194,165
Securities	**63,362**	49,162	48,748	38,755	26,688
Loans receivable, net	**179,575**	190,482	169,557	160,540	150,332
Deposits	**232,874**	217,110	204,425	189,470	171,125
Borrowed funds	**15,000**	20,700	10,000	5,000	2,000
Stockholders' equity	**23,616**	22,655	22,680	21,111	20,045
Stockholders' equity per common share	**$18.63**	$17.87	$17.02	$15.84	$15.04
Tangible stockholders' equity per common share	**$17.48**	$16.70	$15.82	$14.54	$13.53

Operations Data	For the year ended December 31, 2004	2003	2002	2001	2000(1)
Interest income	**$ 13,953**	$ 14,209	$ 14,653	$ 14,589	$ 14,402
Interest expense	**5,219**	4,901	5,161	6,097	5,832
Net interest income	**8,734**	9,308	9,492	8,492	8,570
Provision for loan losses	**290**	330	381	154	209
Net interest income after provision for loan losses	**8,444**	8,978	9,111	8,338	8,361
Noninterest income	**2,535**	1,785	1,400	1,339	1,187
Noninterest expense	**7,909**	7,522	7,420	7,254	8,977
Income before income taxes	**3,070**	3,241	3,091	2,423	571
Provision for income taxes	**513**	749	834	718	567
Net income	**$ 2,557**	$ 2,492	$ 2,257	$ 1,705	$ 4
Average common shares outstanding	**1,267,835**	1,301,714	1,332,835	1,332,835	1,348,210
Basic earnings per share	**$2.02**	$1.91	$1.69	$1.28	$0.00
Dividends per share (3)	**$0.94**	$1.11	$1.03	$0.70	$0.62

Other Data	As of or for the year ended December 31, 2004	2003	2002	2001	2000(1)
Performance Ratios					
Return on average assets	**0.96%**	0.99%	0.99%	0.84%	-
Return on average equity	**11.08%**	10.96%	10.21%	8.35%	0.02%
Yield on interest-earning assets (2)	**5.81%**	6.28%	6.93%	7.69%	8.04%
Cost of interest-bearing liabilities	**2.57%**	2.56%	2.99%	3.99%	4.06%
Cost of funds	**2.15%**	2.16%	2.53%	3.35%	3.38%
Interest rate spread (2)	**3.24%**	3.72%	3.94%	3.70%	3.98%
Net interest margin (2)	**3.71%**	4.18%	4.54%	4.52%	4.83%
Efficiency ratio (2) (4)	**67.11%**	64.16%	64.98%	69.58%	86.99%
Noninterest expense to average assets	**2.96%**	2.99%	3.25%	3.56%	4.62%
Interest-earning assets to average assets	**92.86%**	92.69%	94.65%	94.42%	93.39%
Loans to deposits	**77.11%**	87.74%	82.94%	84.73%	87.85%
Dividend payout ratio (3)	**46.61%**	57.98%	60.95%	54.72%	-
Asset Quality Ratios					
Non-performing loans to total loans	**0.46%**	0.69%	0.68%	0.78%	0.59%
Non-performing assets to total assets	**0.33%**	0.52%	0.49%	0.58%	0.48%
Allowance for loan losses to total loans	**1.00%**	0.92%	0.93%	0.90%	0.96%
Allowance for loan losses to non-performing loans	**215.48%**	133.71%	136.81%	117.59%	162.22%
Capital Ratios					
Stockholders' equity to assets	**8.64%**	8.63%	9.51%	9.74%	10.32%
Tangible stockholders' equity to tangible assets	**8.15%**	8.11%	8.90%	9.01%	9.38%
Average equity to average assets	**8.63%**	9.02%	9.69%	10.02%	10.71%

(1) Exclusive of $2.0 million ($1.8 million net of applicable income tax benefits) in charges for the write-down of an intangible asset assessed as impaired of $1.6 million and a decline in the value of a marketable security determined to be other than temporary of $448,000, net income, noninterest expense, return on average assets, return on average equity, noninterest expense to average assets, and efficiency ratio would have been $1.8 million, $6.5 million, 0.94%, 8.77%, 3.36% and 65.32%, respectively, for the year ended December 31, 2000.
(2) Interest income utilized in calculation is on a fully tax equivalent basis.
(3) Includes $.25 per share special cash dividends paid in December 2003 and December 2002.
(4) The efficiency ratio is calculated by dividing operating expenses (less intangible amortization) by net income (TE basis) and noninterest income. The efficiency ratio gives us a measure of how effectively a bank is operating.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Shelly L. Rhoades, CPA
Vice President - Controller

I am pleased to report that the year ended December 31, 2004 was another successful year for Emclaire Financial Corp. and Farmers National Bank of Emlenton. Growth in the Corporation's assets and earnings continued to be strong, and we remain confident that an expanding economy will strengthen our ability to further enhance profitability. I am excited about the future of Emclaire Financial Corp. and pleased to be associated with such a wonderful organization. The following information discusses the major activities and events that affected the condition and earnings as of December 31, 2004 and for the year ended December 31, 2004, respectively.

Overview

Emclaire Financial Corp. (the Corporation) is a Pennsylvania corporation and bank holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton (the Bank).

The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits. The Bank operates through a network of 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. The Corporation and the Bank are headquartered in Emlenton, Pennsylvania.

The Bank is subject to examination and comprehensive regulation by the Office of the Comptroller of the Currency (OCC), which is the Bank's chartering authority, and the Federal Deposit Insurance Corporation (FDIC), which insures customer deposits held by the Bank to the full extent provided by law. The Bank is a member of the Federal Reserve Bank of Cleveland (FRB) and the Federal Home Loan Bank of Pittsburgh (FHLB). The Corporation, as a registered bank holding company, is subject to regulation by the Federal Reserve Board.

Forward Looking Statements

Discussions of certain matters in this Annual Report and other related year end documents may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which the Corporation operates, projections of future performance and potential future credit experience. The Corporation's actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements due to a wide range of factors. These factors include, but are not limited to, changes in interest rates, general economic conditions, the local economy, accounting principles or guidelines, legislative and regulatory changes, government monetary and fiscal policies, real estate markets, financial services industry competition, attracting and retaining key personnel, regulatory actions and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission (SEC) from time to time. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Changes in Financial Condition

Total assets increased $10.9 million or 4.1% to $273.4 million at December 31, 2004 from $262.5 million at December 31, 2003. This increase was primarily due to increases in securities of $14.2 million and cash equivalents of $6.9 million. Offsetting the net increase in assets was a decrease in loans receivable of $10.5 million.

The increase in the Corporation's total assets was primarily funded by increases in total liabilities of $9.9 million or 4.1% to $249.8 million at December 31, 2004 from $239.9 million at December 31, 2003. The increase in total liabilities was primarily due to an increase in customer deposits of $15.8 million or 7.3%. Offsetting the increase in total liabilities was a decrease in borrowed funds of $5.7 million or 27.5%.

Cash and cash equivalents. Cash on hand and interest-earning deposits increased a combined $6.9 million or 89.9% to $14.6 million at December 31, 2004 from $7.7 million at December 31, 2003. These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan repayments, the maturities of securities and proceeds from borrowed funds. Decreases result from customer deposit withdrawals, loan originations, security purchases, repayments of borrowed funds and cash dividends to stockholders.

Securities. Securities increased $14.2 million or 28.9% to $63.4 million at December 31, 2004 from $49.2 million at December 31, 2003 as a result of excess liquidity. This excess liquidity resulted in security purchases totaling $29.0 million, comprised of purchases of short-term commercial paper, mortgage-backed securities, U.S. Government agency and related entities and marketable equity securities of $2.5 million, $3.0 million, $22.4 million and $1.1 million, respectively, during 2004. Partially offsetting the net increase in securities were security maturities, calls and sales totaling $13.4 million, comprised of commercial paper, corporate, U.S. Government agency and related entities and marketable equity securities of $2.5 million, $3.5 million, $6.5 million and $953,000, respectively, during 2004. Also contributing to the change in securities for the year was a decrease in the unrealized gain on available for sale securities.

Loans receivable. Net loans receivable decreased $10.5 million or 5.5% to $180.0 million at December 31, 2004 from $190.5 million at December 31, 2003. This decrease can be attributed to decreases in the Corporation's residential mortgage loans, commercial business loans and consumer loans of $7.1 million, $2.6 million and $5.7 million, respectively. Contributing to the decrease in consumer loans was the sale of our student loan portfolio of $3.9 million. Offsetting these decreases in the loan portfolio were increases in commercial real estate loans of $3.6 million or 8.0% and home equity loans of $1.2 million or 4.1%. The increase in commercial real estate loans was a result of the growth in the commercial real estate market, the lower interest rate environment and the continued focus by management on commercial lending. The increase in home equity loans was due primarily to loan campaigns put forth during the year and also the shift from residential first mortgage loans to home equity loans and lines of credit.

Non-performing assets. Non-performing assets include non-accrual loans, real estate acquired through foreclosure (REO) and repossessions. Non-performing assets decreased $463,000 or 33.7% to $911,000 or 0.33% of total assets at December 31, 2004 from $1.4 million or 0.52% of total assets at December 31, 2003. Non-performing assets consisted of non-performing loans, REO and repossessions of $840,000, $69,000, and $2,000, respectively, at December 31, 2004 and $1.3 million, $0 and $45,000, respectively, at December 31, 2003.

Federal bank stocks. Federal bank stocks were comprised of Federal Home Loan Bank stock and Federal Reserve Bank stock of $1.398 million and $333,000, respectively, at December 31, 2004. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.

Bank-owned life insurance (BOLI). BOLI is comprised of single premium life insurance policies of $4.0 million on 20 officers and employees of the Bank. During 2004, the BOLI increased $176,000 or 4.1% to $4.4 million at December 31, 2004 from $4.3 million at December 31, 2003. This net increase was comprised of the appreciation of the cash surrender value of $192,000 offset by executive life insurance expense of $16,000.

Premises and equipment. Premises and equipment increased $143,000 or 2.7% to $5.4 million at December 31, 2004 from $5.2 million at December 31, 2003. The net increase resulted from capital expenditures of $682,000, offset by normal depreciation of fixed assets of $539,000. Contributing to the increase in capital expenditures was the final completion of the renovations to our headquarters in Emlenton and also the purchase of a new mainframe for our data processing operations.

Goodwill, core deposit and customer relationship intangibles. Core deposit intangibles decreased $33,000 or 61.1% to $21,000 at December 31, 2004 from $54,000 at December 31, 2003 as a result of normal amortization during the year. Also during 2004 the Corporation purchased our financial service representative's customer list and recognized a $20,000 customer relationship intangible asset. During the year this intangible asset decreased $3,000 or 16.7% to $17,000 as a result of normal amortization.

Deposits. Total deposits increased $15.8 million or 7.3% to $232.9 million at December 31, 2004 from $217.1 million at December 31, 2003. The increase in customer deposits can be attributed to internal growth within the Bank's branch network across all major deposit categories. For the year, noninterest-bearing demand, interest-bearing demand and time deposits increased $4.2 million or 11.5%, $2.5 million or 3.2% and $9.1 million or 8.9%, respectively. Also contributing to the increase in customer deposits was the introduction of a new Certificate of Deposit product which steps up to a higher rate at each year anniversary date over the next four years, the marketing efforts put forth during the year throughout our branch network and the transfer of two large sweep accounts into other demand deposit accounts. This increase in deposits can also be attributed to a shift of customer funds from mutual funds and other equity investments to FDIC-insured bank deposit products. This shift has happened industry-wide during recent years as a result from the national economic downturn and overall weaker stock market performance experienced.

Borrowed funds. Borrowed funds, or advances from the FHLB, decreased $5.7 million or 27.5% to $15.0 million at December 31, 2004 from $20.7 million at December 31, 2003. The decrease in advances was the result of the repayment of FHLB overnight borrowings of $5.7 million using excess funds.

Accrued interest payable. Accrued interest payable increased $100,000 or 21.0% to $577,000 at December 31, 2004 from $477,000 at December 31, 2003 as a result of the increase in interest-bearing deposits.

Accrued expenses and other liabilities. Accrued expenses and other liabilities decreased $257,000 or 16.4% to $1.3 million at December 31, 2004 from $1.6 million at December 31, 2003 primarily as a result of decreased accruals for income taxes, incentive bonus and other pension expenses to be paid in early 2005.

Capital Resources

Total stockholders' equity increased $961,000 or 4.2% to $23.6 million at December 31, 2004 from $22.7 million at December 31, 2003. Contributing to this increase was net income of $2.6 million offset by dividends declared of $1.2 million and a decrease in accumulated other comprehensive income of $404,000. Returns on average equity and assets were 11.08% and 0.96%, respectively for 2004.

The Corporation has maintained a strong capital position with an equity to assets ratio of 8.6% for both years ended December 31, 2004 and 2003. While continuing to sustain this strong capital position, stockholders received dividends of $1.2 million in 2004. Exclusive of a special cash dividend in the fourth quarter 2003 of $317,000, regular quarterly dividends increased $71,000 or 6.3% to $1.19 million in 2004 from $1.12 million in 2003. Stockholders have taken part in the Corporation's dividend reinvestment plan introduced during 2002 with 38% of registered shareholder accounts active in the plan at December 31, 2004 and 2003.

Capital adequacy is the Corporation's ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2004, the Corporation and the Bank were in compliance with all regulatory capital requirements.

Liquidity

The Corporation's primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2004, the Corporation used its sources of funds primarily to fund loan commitments and purchase securities. As of December 31, 2004, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $14.9 million. The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank's ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The Bank is currently in compliance with all liquidity policy limits.

At December 31, 2004, time deposits amounted to $111.4 million or 47.8% of the Corporation's total consolidated deposits, including approximately $44.3 million, which are scheduled to mature within the next year. Management of the Corporation believes that they have adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a term borrowing capacity from the FHLB and, to a limited extent, through the sale of loans. At December 31, 2004, the Corporation's borrowing capacity with the FHLB, net of funds borrowed, was $109.7 million.

Management is not aware of any conditions, including any regulatory recommendations or requirements, which would adversely impact its liquidity or its ability to meet funding needs in the ordinary course of business.

Critical Accounting Policies

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses as a critical accounting policy.

The allowance for loan losses provides for an estimate of probable losses in the loan portfolio. In determining the appropriate level of the allowance for loan loss, the loan portfolio is separated into risk-rated and homogeneous pools. Migration analysis/historical loss rates, adjusted for relevant trends, have been applied to these pools. Qualitative adjustments are then applied to the portfolio to allow for quality of lending policies and procedures, national and local economic and business conditions, changes in the nature and volume of the portfolio, experience, ability and depth of lending management, changes in the trends, volumes and severity of past due, non-accrual and classified loans and loss and recovery trends, quality of the Corporation's loan review system, concentrations of credit, and external factors. The methodology used to determine the adequacy of the Corporation's reserves for loan losses is comprehensive and meets regulatory and accounting industry standards for assessing the allowance, however it is still an estimate. Loan losses are charged against the allowance while recoveries of amounts previously charged-off are credited to the allowance. Loan loss provisions are charged against current earnings based on management's periodic evaluation and review of the factors indicated above.

Changes in Results of Operations

The Corporation reported net income of $2.6 million, $2.5 million and $2.3 million in 2004, 2003 and 2002, respectively. The following "Average Balance Sheet and Yield/Rate Analysis" and "Analysis of Changes in Net Interest Income" tables should be utilized in conjunction with the discussion of net interest income.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis.

	Year ended December 31,								
	2004			2003			2002		
(Dollar amounts in thousands)	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:									
Loans receivable	$ 186,374	$ 11,892	6.38%	$ 178,030	$ 12,130	6.81%	$ 167,062	$ 12,441	7.45%
Securities, taxable	40,245	1,396	3.47%	35,635	1,391	3.90%	29,745	1,485	4.99%
Securities, tax exempt	15,398	1,014	6.58%	16,070	1,066	6.63%	12,970	902	6.95%
	55,643	2,410	4.33%	51,705	2,457	4.75%	42,715	2,387	5.59%
Interest-earning cash equivalents	4,405	71	1.61%	1,996	25	1.25%	4,719	73	1.55%
Federal bank stocks	1,753	42	2.40%	1,749	48	2.74%	1,314	55	4.19%
	6,158	113	1.84%	3,745	73	1.95%	6,033	128	2.12%
Total interest-earning assets	**248,175**	**14,415**	**5.81%**	**233,480**	**14,660**	**6.28%**	**215,810**	**14,956**	**6.93%**
Cash and due from banks	7,175			6,066			5,467		
Other noninterest-earning assets	11,913			12,355			6,741		
Total Assets	$ 267,263			$ 251,901			$ 228,018		
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 77,421	$ 457	0.59%	$ 77,058	$ 596	0.77%	$ 71,983	$ 799	1.11%
Time deposits	110,456	4,129	3.74%	99,562	3,775	3.79%	94,301	4,094	4.34%
	187,877	4,586	2.44%	176,620	4,371	2.47%	166,284	4,893	2.94%
Borrowed funds	15,504	633	4.08%	14,724	530	3.60%	6,203	268	4.32%
Total interest-bearing liabilities	**203,381**	**5,219**	**2.57%**	**191,344**	**4,901**	**2.56%**	**172,487**	**5,161**	**2.99%**
Noninterest-bearing demand deposits	38,800	-	-	35,970	-	-	31,679	-	-
Funding and cost of funds	**242,181**	**5,219**	**2.15%**	**227,314**	**4,901**	**2.16%**	**204,166**	**5,161**	**2.53%**
Other noninterest-bearing liabilities	2,005			1,856			1,748		
Total Liabilities	244,186			229,170			205,914		
Stockholders' Equity	23,077			22,731			22,104		
Total Liabilities and Equity	$ 267,263			$ 251,901			$ 228,018		
Net interest income		**$ 9,196**			**$ 9,759**			**$ 9,795**	
Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			**3.24%**			**3.72%**			**3.94%**
Net interest margin (net interest income as a percentage of average interest-earning assets)			**3.71%**			**4.18%**			**4.54%**

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (1) changes in volume of interest-earning assets and interest-bearing liabilities and (2) changes in yields and rates. The table reflects the extent to which changes in the Corporation's interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on loans and securities reflect the changes in interest income on a fully tax equivalent basis.

	2004 versus 2003			2003 versus 2002		
	Increase (decrease) due to			Increase (decrease) due to		
(Dollar amounts in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans	$ 553	$ (791)	$ (238)	$ 787	$ (1,098)	$ (311)
Securities	179	(226)	(47)	458	(388)	70
Interest-earning cash equivalents	37	9	46	(36)	(12)	(48)
Federal bank stocks	-	(6)	(6)	15	(22)	(7)
Total interest-earning assets	769	(1,014)	(245)	1,224	(1,520)	(296)
Interest expense:						
Deposits	275	(60)	215	291	(813)	(522)
Borrowed funds	29	74	103	313	(51)	262
Total interest-bearing liabilities	304	14	318	604	(864)	(260)
Net interest income	$ 465	$ (1,028)	$ (563)	$ 620	$ (656)	$ (36)

2004 Results Compared to 2003 Results

The Corporation reported net income of $2.6 million and $2.5 million for 2004 and 2003, respectively. The $65,000 or 2.6% increase in net income can be attributed to increases in noninterest income of $750,000 and decreases in the provision for loan losses and the provision for income taxes of $40,000 and $236,000, respectively, offset by a decrease in net interest income of $574,000 and an increase in noninterest expense of $387,000.

Net interest income. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities and changes in the level of interest rates. Tax equivalent net interest income decreased $564,000 or 5.8% to $9.2 million for 2004, compared to $9.8 million for 2003. This decrease in net interest income can be attributed to a decrease in tax equivalent interest income of $245,000 and a increase in interest expense of $319,000.

Interest income. Tax equivalent interest income decreased $245,000 or 1.7% to $14.4 million for 2004, compared to $14.7 million for 2003. This decrease can be attributed to decreases in interest earned on loans, securities and federal bank stocks of $238,000, $47,000 and $6,000, respectively, offset by an increase in interest earned on interest-earning cash equivalents of $46,000.

Tax equivalent interest earned on loans receivable decreased $238,000 or 2.0% to $11.9 million for 2004, compared to $12.1 million for 2003. During that time, average loans increased $8.3 million or 4.7%, accounting for $553,000 in additional loan interest income. Due to the continually lower interest rate environment experienced in both 2004 and 2003, this volume increase was more than offset by a decrease of $791,000 relating to the 43 basis point reduction in the average interest rate earned on the loan portfolio.

Tax equivalent interest earned on securities decreased $47,000 or 1.9% to $2.4 million for 2004, compared to $2.5 million for 2003. The average volume of these assets increased $3.9 million or 7.6% - as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, U.S. Government agency and related entities, mortgage-backed and equity securities - accounting for $179,000 of the increase in interest income. The average rate of securities decreased 42 basis points during 2004 resulting in an offsetting reduction in such interest income of $226,000.

Interest earned on interest-earning deposit accounts, including federal funds sold, increased $40,000 or 54.8% to $113,000 for 2004, compared to $73,000 for 2003. The average volume of these assets increased $2.4 million or 64.4% as a result of excess funds resulting from lower loan production and growth in deposits, accounting for $37,000 of the increase in interest income. The average rate of interest-earning deposits decreased 11 basis points during 2004 resulting in a decrease in interest income of $3,000. Interest rates earned on interest-earning deposit accounts are influenced by the Federal Reserve Board (FRB) and generally fluctuate with changes in the discount rate. During 2004, the FRB raised the discount rate 125 basis points to 3.25% at December 31, 2004 from 2.00% at December 31, 2003.

Interest expense. Interest expense increased $319,000 or 6.5% to $5.2 million for 2004, compared to $4.9 million for 2003. This increase in interest expense can be attributed to increases in interest incurred on deposits and borrowed funds of $216,000 and $103,000, respectively.

Deposit interest expense increased $216,000 or 4.9% to $4.6 million for 2004, compared to $4.4 million for 2003. This increase in interest expense can be attributed to the increase in average interest-bearing deposits of $11.3 million or 6.4% between 2004 and 2003 resulting in additional interest expense of $275,000. Offsetting the volume variance was a 3 basis point decline in the cost of interest-bearing deposits to 2.44% for 2004 versus 2.47% for 2003 resulting in a reduction in expense due to rate of $59,000.

Interest expense on borrowed funds increased $103,000 or 19.4% to $633,000 for 2004, compared to $530,000 for 2003. This increase was a result of the increase in the average balance of borrowed funds of $780,000 or 5.3% to $15.5 million in 2004 from $14.7 million in 2003 resulting in additional interest expense of $29,000. In addition to the volume increase, the average rate on borrowed funds increased 48 basis points to 4.08% for 2004 versus 3.60% for 2003 resulting in an increase in interest expense due to rate of $74,000. The increase in the average balance and rate of borrowed funds was primarily a result of the Federal Home Loan Bank term borrowing in June 2003. Offsetting the increase was interest capitalization on the renovations of the main headquarters in Emlenton, Pennsylvania.

Provision for loan losses. The Corporation records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses incurred in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Corporation originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses decreased $40,000 or 12.1% to $290,000 for 2004, compared to $330,000 for 2003. The Corporation's allowance for loan losses amounted to $1.8 million or 1.00% of the Corporation's total loan portfolio at December 31, 2004, compared to $1.8 million or 0.92% at December 31, 2003. The allowance for loan losses as a percentage of non-performing loans at December 31, 2004 and 2003 was 215.48% and 133.71%, respectively. The decrease in the provision for loan losses from 2004 to 2003 was primarily due to the decreases in loans receivable and nonperforming loans of $10.5 million and $489,000, respectively.

Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, such as fees on depository accounts, general transaction and service fees, security and loan gains and losses and earnings on BOLI. Noninterest income increased $750,000 or 42.0% to $2.5 million for 2004, compared to $1.8 million for 2003. This can be attributed to increases in fees and service charges, commissions on financial services, gains on securities and other noninterest income $88,000, $95,000, $531,000 and $87,000, respectively. Offsetting this increase were decreases in gains on the sale of loans and earnings on BOLI of $10,000 and $41,000, respectively.

The earnings on fees and service charges increased $88,000 or 8.5% to $1.1 million for 2004, compared to $1.0 million for 2003. This increase was primarily the result of Management electing to increase our non-sufficient funds fee early in 2004.

During the year the Corporation entered into an agreement with Blue Vase Securities, LLC to provide investment advisory services to our customers, and operates as Farmers Financial Services. Blue Vase Securities, LLC is a nation-wide, full-service, independent broker/dealer that offers various services such as investments, insurances, wealth management, advisory services, estate and retirement planning and account consolidation. This partnership has enabled the Corporation to provide our customers with financial solutions that extend outside the Bank's ordinary deposit products and services. The Corporation earns commissions from providing this service and recognized $95,000 in 2004.

In 2004, Management elected to sell its student loan portfolio based on the low interest rate environment and the higher expense associated with the servicing of these loans. This sale resulted in a gain on the sale of loans of $39,000 in 2004. Offsetting this gain was an adjustment of $2,000 associated with loans sold in 2003. The remainder of this portfolio has been classified as loans held for sale.

In 2003, Management began to diversify its security portfolio with an emphasis on marketable equity securities of community banks with growth potential, increasing dividend yields and the potential to diversify the Corporation's business. In 2004, Management began to realize gains on the diversification of the security portfolio. The first investment contributed $296,000 to the gain on the sale of securities as Management elected to divest this investment into other community bank stocks and other funding needs. The second investment, which was an involuntary transaction that resulted from the sale of the community bank, contributed $365,000 to gains on securities.

The earnings on BOLI decreased $41,000 or 17.6% to $192,000 for 2004, compared to $233,000 for 2003. Lower interest rates earned on our bank-owned life insurance contributed to this decrease in earnings between 2004 and 2003.

Other noninterest income increased $87,000 or 28.9% to $388,000 for 2004, compared to $301,000 for 2003. Other noninterest income consists primarily of miscellaneous customer fees for ATM and debit card privileges, wire transfer fees, commissions on insurance and gains on the sale of foreclosed assets.

Noninterest expense. Noninterest expense increased $387,000 or 5.1% to $7.9 million for 2004, compared to $7.5 million for 2003. This increase in noninterest expense is comprised of increases in compensation and employee benefits, premises and equipment expenses and other noninterest expenses of $219,000, $172,000 and $75,000, respectively, offset by the reduction in intangible amortization expense of $79,000.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $219,000 or 5.2%. Normal annual salary and wage adjustments, increased health insurance costs, higher director's fees, and commissions paid to our financial services representative were the major components of this increase. Also contributing to the increase was the addition of our new compliance officer and credit analyst. Partially offsetting this increase was a reduction in pension costs, employee training expenses, incentive accruals and a decrease in standard loan costs deferred associated with personnel as a result of lower loan production.

Premises and equipment expense increased $172,000 or 16.4% primarily as a result of additional depreciation on certain data processing equipment placed in service in the first quarter 2004 and the depreciation related to the renovations incurred at the headquarter office in Emlenton during 2003.

Intangible amortization expense decreased $79,000 or 68.7% as a result of the cessation of intangible amortization expense on three branches previously acquired which have been fully amortized. Offsetting this decrease was the increase in intangible amortization expense of $3,000 related to the customer relationship intangible asset recognized in 2004 (see discussion above on the intangible asset section of the balance sheet). The customer relationship intangible asset will be amortized over two years.

Other expense increased $75,000 or 3.4% primarily as a result of increased telephone costs, Pennsylvania shares and use taxes and software amortization. Other noninterest expenses consists primarily of loan servicing costs, credit bureau and loan expenses, contributions, bad checks and other losses and other miscellaneous operating expenses. Partially offsetting this increase in other expenses were decreases in professional fees, postage and freight, advertising and other noninterest expenses.

Provision for income taxes decreased $236,000 or 31.5% to $513,000 for 2004, compared to $749,000 for 2003. Contributing to this change was the effective tax rate decreasing to 16.7% for 2004 from 23.2% for 2003 as a direct result of investments in tax-free municipal securities and loans, nontaxable BOLI income and a historical tax credit related to the renovations of the main office building.

2003 Results Compared to 2002 Results

The Corporation reported net income of $2.5 million and $2.3 million for 2003 and 2002, respectively. The $235,000 or 10.4% increase in net income can be attributed to increases in noninterest income of $385,000 and decreases in the provision for loan losses and the provision for income taxes of $51,000 and $85,000, respectively, offset by a decrease in net interest income of $184,000 and an increase in noninterest expense of $102,000.

Net interest income. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities and changes in the level of interest rates. Tax equivalent net interest income decreased $36,000 to $9.75 million for 2003, compared to $9.79 million for 2002. This decrease in net interest income can be attributed to a decrease in tax equivalent interest income of $296,000 and a decrease in interest expense of $260,000.

Interest income. Tax equivalent interest income decreased $296,000 or 2.0% to $14.7 million for 2003, compared to $15.0 million for 2002. This decrease can be attributed to decreases in interest earned on loans, interest-earning cash equivalents and federal bank stocks of $311,000, $48,000 and $7,000, respectively, offset by an increase in securities of $70,000.

Tax equivalent interest earned on loans receivable decreased $311,000 or 2.5% to $12.1 million for 2003, compared to $12.4 million for 2002. During that time, average loans increased $11.0 million or 6.6%, accounting for $787,000 in additional loan interest income. Due to the continually lower interest rate environment in 2003 versus 2002, this volume increase was more than offset by a decrease of $1.1 million relating to the 64 basis point reduction in the average interest rate earned on the loan portfolio.

Aside from changes in the volume and rates of loans receivable discussed above, $93,000 of the decrease in loan net interest income between the years can be attributed to the payoff of a previously non-performing commercial real estate loan in March 2002 that had been on non-accrual status. In connection with the loan payoff, the Corporation received all principal and interest due under the contractual terms of the loan agreement; and therefore, interest collected was recorded as loan interest income during 2002.

Tax equivalent interest earned on securities increased $70,000 or 2.9% to $2.5 million for 2003, compared to $2.4 million for 2002. The average volume of these assets increased $9.0 million or 21.0% – as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, corporate, U.S. Government agency and related entities and equity securities – accounting for $458,000 of the increase in interest income. The average rate of securities decreased 84 basis points during 2003 resulting in an offsetting reduction in such interest income of $388,000.

Interest earned on interest-earning deposit accounts, including federal funds sold, decreased $48,000 or 65.8% to $25,000 for 2003, compared to $73,000 for 2002, as a result of lower average balances maintained and a decline in the yield on these funds. Interest earned on federal bank stocks declined primarily as a result of lower yields on these instruments in 2003 versus 2002.

Interest expense. Interest expense decreased $260,000 or 5.0% to $4.9 million for 2003, compared to $5.2 million for 2002. This decrease in interest expense can be attributed to a decrease in interest incurred on deposits of $522,000, offset by an increase in interest incurred on borrowed funds of $262,000.

Deposit interest expense decreased $522,000 or 10.7% to $4.4 million for 2003, compared to $4.9 million for 2002. This decrease in interest expense can be attributed to a 47 basis point decline in the cost of interest-bearing deposits to 2.47% for 2003 versus 2.94% for 2002 resulting in a reduction in expense due to rate of $813,000. The favorable rate variance was partially offset by an increase in average interest-bearing deposits of $10.3 million or 6.2% between 2003 and 2002 resulting in additional interest expense of $291,000.

Interest expense on borrowed funds increased $262,000 or 97.8% to $530,000 for 2003, compared to $268,000 for 2002 due to a $5.0 million FHLB term borrowing placed in June 2003 and the increase in the average balance of overnight borrowings of $1.7 million to $1.8 million for 2003 compared to $161,000 in 2002. Offsetting the increase was interest capitalization on the renovations of the main headquarters in Emlenton, Pennsylvania.

Provision for loan losses. The Corporation records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses inherent in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Corporation originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses decreased $51,000 or 13.4% to $330,000 for 2003, compared to $381,000 for 2002. The Corporation's allowance for loan losses amounted to $1.8 million or 0.92% of the Corporation's total loan portfolio at December 31, 2003, compared to $1.6 million or 0.93% at December 31, 2002. The allowance for loan losses as a percentage of non-performing loans at December 31, 2003 and 2002 was 133.71% and 136.81%, respectively. The decrease in the provision for loan losses from 2002 to 2003 was primarily due to decreased charge-offs in 2003 while impaired and other nonperforming loans remained relatively stable.

Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, such as fees on depository accounts, general transaction and service fees, security and loan gains and losses, and earnings on BOLI. Noninterest income increased $385,000 or 27.5% to $1.8 million for 2003, compared to $1.4 million for 2002. This can be attributed to increases in fees and service charges, gains on the sale of loans and marketable securities and earnings on BOLI of $65,000, $8,000, $170,000 and $175,000, respectively. Offsetting this increase was a decrease in other noninterest income of $33,000.

In 2003, Management began to diversify its security portfolio with an emphasis on marketable equity securities into community banks with growth potential, increasing dividend yields and the potential to diversify the Corporation's business. Reducing risk and increasing the return on equity and asset ratios were also contributing factors. The unrealized gain on the equity portfolio is attributable largely to one equity security holding which management has held during several years of appreciation in price. As these securities are classified as available for sale, they may be sold in the future. Gains on the sale of these available for sale marketable equity securities are anticipated to be recognized over the next two years. The increase in the gains on the sale of marketable equity securities of $170,000 in 2003 was a direct result of this diversification.

The earnings on BOLI increased $175,000 to $233,000 for 2003, compared to $58,000 for 2002. The difference consists of an entire year of earnings recognized in 2003 versus only three months in 2002.

Other noninterest income decreased $33,000 or 9.9% to $301,000 for 2003, compared to $334,000 for 2002. Other noninterest income consists primarily of miscellaneous customer fees for ATM and debit card privileges, wire transfer fees, commissions on insurance and gains on the sale of foreclosed assets.

Noninterest expense. Noninterest expense increased $102,000 or 1.4% to $7.5 million for 2003, compared to $7.4 million for 2002. This increase in noninterest expense is comprised of increases in compensation and employee benefits and other noninterest expenses of $155,000 and $64,000, respectively, offset by the reduction in intangible amortization expense and premises and equipment expense of $31,000 and $86,000, respectively.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $155,000 or 3.9%. Normal annual salary and wage adjustments, increased pension costs and a higher accrual for incentive compensation, which is based on return on average asset and equity ratios, were the major components of this increase. Partially offsetting this increase was a reduction in headcount through normal attrition between 2003 and 2002, a decrease in employee benefits expense as a result of the decrease in staffing levels and an increase in standard loan costs deferred associated with personnel.

Premises and equipment expense decreased $86,000 or 7.6% primarily as a result of the cessation of depreciation on certain data processing equipment in the fourth quarter 2002. In 2004, depreciation will increase as a result of the final renovations of the main office and the purchases of new data processing equipment that will be placed in service throughout the year.

Intangible amortization expense decreased $31,000 or 21.2% as a result of the cessation of intangible amortization expense on three branches previously acquired which have been fully amortized.

Other expense increased $64,000 or 3.0% primarily as a result of increased printing and office supplies, postage, marketing and other noninterest expenses. Other noninterest expenses consists primarily of loan servicing costs, credit bureau and loan expenses, contributions, bad checks and other losses, and other miscellaneous operating expenses. Contributing to the increase in these expenses was the addition of a new branch early in 2003 and increased loan volume throughout the year. Partially offsetting this increase in other expenses were decreases in software amortization expense as certain amortization periods expired in late 2002 and in 2003, telephone and data communications, professional fees and Pennsylvania shares tax expenses.

Provision for income taxes decreased $85,000 or 10.2% to $749,000 for 2003, compared to $834,000 for 2002. Contributing to this change was the effective tax rate decreasing to 23.2% for 2003 from 27.0% for 2002 as a direct result of an increase in nontaxable interest income on tax-free investments and loans, nontaxable BOLI income and a historical tax credit related to the renovations of the main office building.

Market Risk Management

The primary objective of the Corporation's asset liability management function is to maximize the Corporation's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Corporation's operating environment, capital and liquidity requirements, performance objectives and overall business focus. One of the primary measures of the exposure of the Corporation's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of interest-bearing liabilities.

The Bank's Board of Directors has established a Finance Committee, consisting of four outside directors, the President and Chief Executive Officer and the Principal Financial and Accounting Officer, to monitor market risk, including primarily interest rate risk. This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset and liability management policies established by the Corporation.

Interest Rate Sensitivity Gap Analysis.

The implementation of asset and liability initiatives and strategies and compliance with related policies, combined with other external factors, such as demand for the Corporation's products and economic and interest rate environments in general, has resulted in the Corporation maintaining a one-year cumulative interest rate sensitivity gap ranging between a positive and negative 20% of total assets. The one-year interest rate sensitivity gap is identified as the difference between the Corporation's interest-earning assets that are scheduled to mature or reprice within one year and its interest-bearing liabilities that are scheduled to mature or reprice within one year.

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities, and is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income. The closer to zero, or more neutral, that gap is maintained, generally, the lesser the impact of market interest rate changes on net interest income.

At December 31, 2004, the Corporation's interest-earning assets maturing or repricing within one year totaled $81.9 million while the Corporation's interest-bearing liabilities maturing or repricing within one-year totaled $124.1 million, providing an excess of interest-bearing liabilities over interest-earning assets of $42.2 million or a negative 15.5% of total assets. At December 31, 2004, the percentage of the Corporation's assets to liabilities maturing or repricing within one year was 65.9%.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2004 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$ 55,610	$ 26,246	$ 72,404	$ 52,342	$ 46,277	$ 252,879
Total interest-bearing liabilities	104,270	19,850	35,826	19,183	27,086	206,215
Maturity or repricing gap during the period	$ (48,660)	$ 6,396	$ 36,578	$ 33,159	$ 19,191	$ 46,664
Cumulative gap	$ (48,660)	$ (42,264)	$ (5,686)	$ 27,473	$ 46,664	
Ratio of gap during the period to total assets	(17.80%)	2.34%	13.38%	12.13%	7.02%	
Ratio of cumulative gap to total assets	(17.80%)	(15.46%)	(2.08%)	10.05%	17.07%	
Total assets						$ 273,380

Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution's interest rate risk position regarding maturities, repricing and prepayments. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Corporation has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Interest Rate Sensitivity Simulation Analysis.

The Corporation also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Finance Committee of the Bank believes that simulation modeling enables the Corporation to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Corporation's historical experience and industry standards and are applied consistently across the different rate risk measures.

The Corporation has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 25% for a one-year period.

Portfolio equity simulation. Portfolio equity is the net present value of the Corporation's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 30% of stockholders' equity.

These guidelines take into consideration the current interest rate environment, the Corporation's financial asset and financial liability product mix and characteristics and liquidity sources among other factors.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or a 100 basis point or 200 basis point downward shift of market interest rates on net interest income for the years ended December 31, 2004 and 2003, respectively. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2004 remained constant. The impact of the market rate movements on net interest income was developed by simulating the effects of rates changing gradually during a one-year period from the December 31, 2004 levels for net interest income.

	Increase		Decrease	
	+100 BP	+200 BP	-100 BP	-200 BP
2004 Net interest income - increase (decrease)	0.46%	(1.12%)	(4.95%)	(11.75%)
2003 Net interest income - increase (decrease)	1.32%	0.59%	(4.49%)	(9.37%)

Impact of Inflation and Changing Prices

The consolidated financial statements of the Corporation and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Corporation's assets and liabilities are critical to the maintenance of acceptable performance levels.

Effect of Newly Issued But Not Yet Effective Accounting Standards

Statement of Financial Accounting Standards (SFAS) No. 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets and applies for fiscal years beginning after June 15, 2005.

Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.

The effect of these new standards on the Corporation's financial position and results of operations is not expected to be material upon and after adoption.

Consolidated Balance Sheets

(Dollar amounts in thousands, except share data)

	December 31, 2004	December 31, 2003
Assets		
Cash and due from banks	$ 7,769	$ 6,776
Interest-earning deposits in banks	6,855	927
Cash and cash equivalents	14,624	7,703
Securities available for sale	63,346	49,145
Securities held to maturity; fair value of $16 and $17	16	17
Loans held for sale	386	-
Loans receivable, net of allowance for loan losses of $1,810 and $1,777	179,575	190,482
Federal bank stocks	1,731	1,982
Bank-owned life insurance	4,448	4,272
Accrued interest receivable	1,203	1,270
Premises and equipment, net	5,366	5,223
Goodwill	1,422	1,422
Other intangibles	38	54
Prepaid expenses and other assets	1,225	942
Total assets	**$ 273,380**	**$ 262,512**
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest bearing	$ 40,511	$ 36,332
Interest-bearing	192,363	180,778
Total deposits	232,874	217,110
Borrowed funds	15,000	20,700
Accrued interest payable	577	477
Accrued expenses and other liabilities	1,313	1,570
Total liabilities	249,764	239,857
Stockholders' Equity:		
Preferred stock, $1.00 par value, 3,000,000 shares authorized; none issued	-	-
Common stock, $1.25 par value, 12,000,000 shares authorized; 1,395,852 shares issued, 1,267,835 outstanding	1,745	1,745
Additional paid-in capital	10,871	10,871
Treasury stock, at cost; 128,017 shares	(2,653)	(2,653)
Retained earnings	12,398	11,033
Accumulated other comprehensive income	1,255	1,659
Total Stockholders' Equity	23,616	22,655
Total Liabilities and Stockholders' Equity	**$ 273,380**	**$ 262,512**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(Dollar amounts in thousands, except share data)

	Year ended December 31,		
	2004	2003	2002
Interest and dividend income:			
Loans receivable, including fees	$ 11,744	$ 12,009	$ 12,419
Securities:			
Taxable	1,396	1,391	1,485
Exempt from federal income tax	700	736	621
Federal bank stocks	42	48	55
Deposits with banks and federal funds sold	71	25	73
Total interest and dividend income	13,953	14,209	14,653
Interest expense:			
Deposits	4,586	4,371	4,893
Borrowed funds	633	530	268
Total interest expense	5,219	4,901	5,161
Net interest income	8,734	9,308	9,492
Provision for loan losses	290	330	381
Net interest income after provision for loan losses	8,444	8,978	9,111
Noninterest income:			
Fees and service charges	1,122	1,034	969
Commissions on financial services	95	-	-
Gain on the sale of loans	37	47	39
Gains on securities	701	170	-
Earnings on bank-owned life insurance	192	233	58
Other	388	301	334
Total noninterest income	2,535	1,785	1,400
Noninterest expense:			
Compensation and employee benefits	4,395	4,176	4,021
Premises and equipment, net	1,222	1,050	1,136
Intangible amortization expense	36	115	146
Other	2,256	2,181	2,117
Total noninterest expense	7,909	7,522	7,420
Income before provision for income taxes	3,070	3,241	3,091
Provision for income taxes	513	749	834
Net income	**$ 2,557**	**$ 2,492**	**$ 2,257**
Basic earnings per share	**$ 2.02**	**$ 1.91**	**$ 1.69**
Average common shares outstanding	**1,267,835**	**1,301,714**	**1,332,835**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollar amounts in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2002	**$ 1,745**	**$ 10,871**	**$ (971)**	**$ 9,094**	**$ 372**	**$ 21,111**
Comprehensive income:						
Net income				2,257		2,257
Change in net unrealized gain on securities available for sale, net of taxes of $353					685	685
Comprehensive income						2,942
Dividends declared, $1.03 per share				(1,373)		(1,373)
Balance at December 31, 2002	**1,745**	**10,871**	**(971)**	**9,978**	**1,057**	**22,680**
Comprehensive income:						
Net income				2,492		2,492
Change in net unrealized gain on securities available for sale, net of taxes of $310					602	602
Comprehensive income						3,094
Purchase of treasury stock, 65,000 Shares			(1,682)			(1,682)
Dividends declared, $1.11 per share				(1,437)		(1,437)
Balance at December 31, 2003	**1,745**	**10,871**	**(2,653)**	**11,033**	**1,659**	**22,655**
Comprehensive income:						
Net income				2,557		2,557
Change in net unrealized gain on securities available for sale, net of taxes of ($207)					(404)	(404)
Comprehensive income						2,153
Dividends declared, $0.94 per share				(1,192)		(1,192)
Balance at December 31, 2004	**$ 1,745**	**$ 10,871**	**$ (2,653)**	**$ 12,398**	**$ 1,255**	**$ 23,616**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands, except share data)

	Year ended December 31, 2004	2003	2002
Operating activities:			
Net income	$ 2,557	$ 2,492	$ 2,257
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization for premises and equipment	539	404	460
Provision for loan losses	290	330	381
Amortization of premiums and accretion of discounts, net	223	253	236
Amortization of intangible assets	36	115	146
Gains on Securities	(701)	(170)	-
Gain on sale of loans	(37)	(47)	(39)
Loans originated for sale	-	(1,989)	(1,245)
Proceeds from sales of loans held for sale	3,541	2,036	1,284
Earnings on bank-owned life insurance, net	(176)	(218)	(54)
Changes in:			
Accrued interest receivable	67	55	(74)
Prepaid expenses and other assets	(6)	(642)	(338)
Accrued interest payable	100	10	(13)
Accrued expenses and other liabilities	(257)	565	349
Net cash provided by operating activities	6,176	3,194	3,350
Investing activities:			
Loan originations and payments, net	6,628	(21,344)	(9,531)
Available-for-sale securities:			
Sales	945	647	-
Maturities, prepayments and calls	13,299	36,369	33,475
Purchases	(28,549)	(36,524)	(42,561)
Held-to-maturity securities:			
Maturities, prepayments and calls	1	12	31
(Purchases) Sale of federal bank stocks	251	(684)	(37)
Purchase of bank-owned life insurance	-	-	(4,000)
Purchase of intangible asset - customer relationship	(20)	-	-
Purchases of premises and equipment	(682)	(1,949)	(750)
Net cash used in investing activities	(8,127)	(23,473)	(23,373)
Financing activities:			
Net increase in deposits	15,764	12,685	14,955
Borrowings from the FHLB	-	10,700	5,000
Repayments of borrowed funds	(5,700)	-	-
Dividends paid	(1,192)	(1,437)	(1,373)
Payments to acquire treasury stock	-	(1,682)	-
Net cash provided by financing activities	8,872	20,266	18,582
Net increase (decrease) in cash equivalents	6,921	(13)	(1,441)
Cash equivalents at beginning of period	7,703	7,716	9,157
Cash equivalents at end of period	$ 14,624	$ 7,703	$ 7,716
Supplemental cash flow information:			
Interest paid	$ 5,119	$ 4,891	$ 5,174
Income taxes paid	295	828	725
Supplemental noncash disclosures:			
Transfers from portfolio loans to loans held for sale	$ 3,890	$ -	$ -
Transfers from loans to repossessed assets	69	-	3

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation.

Emclaire Financial Corp. (the "Corporation") is a Pennsylvania company organized as the holding company of Farmers National Bank of Emlenton (the "Bank"). The Corporation provides a variety of financial services to individuals and businesses through its offices in western Pennsylvania. Its primary deposit products are checking, savings and certificate of deposit accounts and its primary lending products are residential and commercial mortgage, commercial business and consumer loans.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All intercompany transactions and balances have been eliminated in preparing the consolidated financial statements.

Use of Estimates.

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, loan servicing rights, fair value of financial instruments and deferred tax assets.

Cash and Cash Equivalents.

Cash and cash equivalents include cash on hand and in banks, interest-earning deposits with other financial institutions and federal funds sold. Interest-earning deposits mature within one year and are carried at cost. Net cash flows are reported for loan and deposit transactions.

Restrictions on Cash. Cash on hand or on deposit with the Federal Reserve Bank of approximately $3.0 million and $2.5 million was required to meet regulatory reserve and clearing requirements at December 31, 2004 and 2003, respectively. Such balances do not earn interest.

Securities.

Securities are classified as either available for sale or held to maturity at the time of purchase based on management's intent and ability. Securities acquired with the positive intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. Available for sale securities consist of securities that are not classified as held to maturity and are carried at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity, net of tax, until realized. Realized gains and losses are computed using the specific identification method and are included in operations in the period sold. Interest and dividends on investment securities are recognized as income when earned. Securities are written down to fair value when a decline in fair value is not temporary.

1. Summary of Significant Accounting Policies (continued)

Loans Held for Sale.

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans held for sale are generally sold with servicing rights retained. The carrying value of loans sold is reduced by the cost allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans Receivable.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, and premiums and discounts are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is typically discontinued at the time the loan is 90 days or more delinquent unless the credit is well secured and in the process of collection. Loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses.

The allowance for loan losses is a valuation allowance established for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historic experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

1. **Summary of Significant Accounting Policies (continued)**

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower. Large groups of homogeneous loans are evaluated collectively for impairment. Accordingly, the Corporation does not identify individual consumer and residential mortgage loans for impairment disclosures.

Bank-Owned Life Insurance (BOLI).

The Corporation has purchased life insurance policies on certain key officers and employees. BOLI is recorded at its cash surrender value, or the amount that can be realized.

Premises and Equipment.

Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis for the estimated useful lives of the related assets, which are 39 to 40 years for buildings and three to 10 years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method for the term of the related lease. Premises and equipment are reviewed for impairment when events indicate their carry amount may not be recoverable from future undiscounted cash flows. If impaired, assets are recorded at fair value.

Goodwill and Intangible Assets.

Goodwill results from business acquisitions and represents the excess of the purchase price above the fair value of acquired assets and liabilities. Core deposit intangible assets arise from whole bank or branch acquisitions and are measured at fair value and then are amortized on a straight-line basis for their estimated lives, generally less than 10 years. Customer relationship intangible assets arise from the purchase of a customer list from another company or individual and then are amortized on a straight-line basis over 2 years. Goodwill is not amortized and is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Servicing Assets.

Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and for the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

1. **Summary of Significant Accounting Policies (continued)**

Real Estate Acquired Through Foreclosure.

Real estate properties acquired through foreclosure (REO) are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation is recorded through expense. Costs after acquisition are expensed. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $69,000 and $0 at December 31, 2004 and 2003, respectively.

Income Taxes.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Basic Earnings per Common Share.

The Corporation maintains a simple capital structure with no common stock equivalents. Basic earnings per common share is calculated using net income divided by the weighted average number of common shares outstanding during the period. The Corporation's capital structure contains no potentially dilutive securities.

Comprehensive Income.

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Operating Segments.

Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial services operations are considered by management to be aggregated in one reportable operating segment, banking.

Retirement Plans.

The Corporation maintains a noncontributory defined benefit plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily on years of service and compensation rates near retirement. The Corporation also maintains a 401(k) plan which covers substantially all employees and a supplemental executive retirement plan for key executive officers.

1. Summary of Significant Accounting Policies (continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards.

In 2005, the Corporation will adopt FASB Statement No. 153, Fair Value of Nonmonetary Exchanges and FASB Statement of Position 03-3, Loans Acquired in a Transfer. Adoption of these new standards is not expected to materially affect the Corporation's operating results or financial condition.

Transfers of Financial Assets.

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments.

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

Fair Value of Financial Instruments.

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies.

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Reclassifications.

Certain items in the prior year financial statements were reclassified to conform to the current presentation.

2. Securities

The following table summarizes the Corporation's securities as of December 31:

(Dollar amounts in thousands)	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
Available for sale:				
December 31, 2004:				
U.S. Government agencies and related entities	$ 34,869	$ 61	$ (260)	$ 34,670
Mortgage-backed securities	3,911	-	(47)	3,864
Municipal securities	14,682	901	-	15,583
Corporate securities	6,012	69	(9)	6,072
Equity securities	1,970	1,200	(13)	3,157
	$ 61,444	$ 2,231	$ (329)	$ 63,346
December 31, 2003:				
U.S. Government agencies and related entities	$ 19,061	$ 83	$ (249)	$ 18,895
Mortgage-backed securities	1,691	-	(22)	1,669
Municipal securities	14,680	811	-	15,491
Corporate securities	9,599	273	(1)	9,871
Equity securities	1,601	1,622	(4)	3,219
	$ 46,632	$ 2,789	$ (276)	$ 49,145
Held to maturity:				
December 31, 2004:				
Mortgage-backed securities	$ 16	$ -	$ -	$ 16
	$ 16	$ -	$ -	$ 16
December 31, 2003:				
Mortgage-backed securities	$ 17	$ -	$ -	$ 17
	$ 17	$ -	$ -	$ 17

Sales of available for sale securities were as follows:

(Dollar amounts in thousands)	2004	2003	2002
Proceeds	$ 945	$ 647	$ -
Gross gains	701	170	-
Tax provision related to gains	238	58	-

The following table summarizes scheduled maturities of the Corporation's securities as of December 31, 2004:

	Available for sale		Held to maturity	
(Dollar amounts in thousands)	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$ 5,263	$ 5,262	$ -	$ -
Due from one year to five years	31,177	31,020	-	-
Due from five to ten years	8,351	8,324	-	-
Due after ten years	14,683	15,583	16	16
No scheduled maturity	1,970	3,157	-	-
	$ 61,444	$ 63,346	$ 16	$ 16

2. Securities (continued)

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities with carrying values of $9.7 million and $8.6 million as of December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

At year end 2004 and 2003, there were no holdings of securities of any one issuer, other than U.S. Government agency and related entities, in an amount greater than 10% of shareholders' equity.

Securities with unrealized losses at year end 2004 and 2003 not recognized in income are as follows:

Description of Securities *(Dollar amounts in thousands)*	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2004:						
U.S. Government agencies and related entities	$ 10,968	$ (48)	$ 9,288	$ (212)	$ 20,256	$ (260)
Mortgage-backed securities	3,292	(41)	573	(6)	3,865	(47)
Municipal securities	-	-	-	-	-	-
Corporate securities	1,512	(9)	-	-	1,512	(9)
Equity securities	39	(1)	268	(12)	307	(13)
	$ 15,811	$ (99)	$ 10,129	$ (230)	$ 25,940	$ (329)
December 31, 2003:						
U.S. Government agencies and related entities	$ 11,316	$ (249)	$ -	$ -	$ 11,316	$ (249)
Mortgage-backed securities	1,669	(22)	-	-	1,669	(22)
Municipal securities	-	-	-	-	-	-
Corporate securities	809	(1)	-	-	809	(1)
Equity securities	214	(4)	-	-	214	(4)
	$ 14,008	$ (276)	$ -	$ -	$ 14,008	$ (276)

Unrealized losses on available for sale securities have not been recognized into income because the issuers' bonds are of high credit quality (rated AA or higher), management has the intent and ability to hold for the foreseeable future and the decline in the fair value is largely due to an increase in market interest rates. The fair value is expected to recover as the bonds approach their maturity dates and/or market rates decline.

3. Loans Receivable

The following table summarizes the Corporation's loans receivable as of December 31:

(Dollar amounts in thousands)	2004	2003
Mortgage loans:		
Residential first mortgage	$ 69,310	$ 76,396
Home equity	31,548	30,316
Commercial	48,539	44,935
	149,397	151,647
Other loans:		
Commercial business	23,898	26,470
Consumer	8,090	14,142
	31,988	40,612
Total loans, gross	181,385	192,259
Less allowance for loan losses	1,810	1,777
Total loans, net	$ 179,575	$ 190,482

Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:

(Dollar amounts in thousands)	2004	2003	2002
Balance at the beginning of the year	$ 1,777	$ 1,587	$ 1,464
Provision for loan losses	290	330	381
Loans charged-off	(318)	(205)	(331)
Recoveries	61	65	73
Balance at the end of the year	$ 1,810	$ 1,777	$ 1,587

Non-performing loans, which include primarily non-accrual loans, were $840,000 and $1.3 million at December 31, 2004 and 2003, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status. At December 31, 2004 and 2003, the recorded investment in loans considered to be impaired was $441,000 and $821,000, respectively, against which approximately $104,000 and $202,000, respectively, of the allowance for loan losses was allocated. During 2004, 2003 and 2002, impaired loans averaged $635,000, $728,000 and $789,000, respectively. The Corporation recognized interest income on impaired loans of approximately $27,000, $29,000 and $13,000, on a cash basis, during 2004, 2003 and 2002, respectively. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories whereas other loans may be included in only one category.

3. Loans Receivable (continued)

The Corporation conducts its business through 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania and primarily lends in this geographical area. The Corporation does not have any significant concentrations of credit risk to any one industry or customer.

The Corporation was servicing loans with unpaid principal balances of $2.5 million and $2.8 million at December 31, 2004 and 2003, respectively, for a third party investor. Such loans are not reflected in the consolidated balance sheet and servicing operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans.

4. Federal Bank Stocks

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank's investment in FHLB and FRB stocks was $1.398 million and $333,000, respectively, at December 31, 2004, and $1.649 million and $333,000, respectively, at December 31, 2003.

5. Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2004	2003
Land	$ 349	$ 349
Buildings and improvements	4,571	4,201
Leasehold improvements	694	696
Furniture, fixtures and equipment	4,245	3,532
Construction in progress	18	456
	9,877	9,234
Less accumulated depreciation and amortization	4,511	4,011
	$ 5,366	$ 5,223

Depreciation and amortization expense for the years December 31, 2004, 2003 and 2002 were $539,000, $404,000 and $460,000, respectively. The increase in depreciation expense between 2004 and 2003 was the additional expense incurred as a result of our renovations to the headquarters in Emlenton and also the addition of new data processing equipment. Offsetting the increase in accumulated depreciation was the disposal of assets of $39,000.

5. Premises and Equipment (continued)

Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2004, 2003 and 2002 was $108,000, $124,000 and $146,000, respectively. Rent commitments under non-cancelable long-term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:

(Dollar amounts in thousands)	Amount
2005	$ 109
2006	112
2007	115
2008	120
2009	122
Thereafter	217
	$ 795

6. Goodwill and Intangible Assets

The following table summarizes the Corporation's acquired intangible assets as of December 31:

	2004		**2003**	
(Dollar amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$ 1,240	$ 1,218	$ 1,240	$ 1,186
Other customer relationship intangibles	20	3	-	-
Total	$ 1,260	$ 1,222	$ 1,240	$ 1,186

Aggregate amortization expense for 2004 and 2003 was $36,000 and $115,000, respectively.

Amortization expense in 2005 and 2006 will be $31,000 and $7,000, respectively. All acquired intangible assets will be fully amortized in 2006.

7. Related Party Balances and Transactions

In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.6 million and $1.7 million at December 31, 2004 and 2003, respectively. During 2004, total principal additions and total principal repayments associated with these loans were $190,000 and $198,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2004 and 2003 totaled $4.0 million and $3.2 million, respectively.

In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business. During 2004, 2003 and 2002, amounts paid to affiliates for such services totaled $104,000, $74,000 and $79,000, respectively.

8. Deposits

The following table summarizes the Corporation's deposits as of December 31:

(Dollar amounts in thousands)	2004			2003		
Type of accounts	Weighted average rate	Amount	%	Weighted average rate	Amount	%
Noninterest-bearing deposits	-	$ 40,511	17.4%	-	$ 36,332	16.7%
Interest-bearing demand deposits	0.76%	80,998	34.8%	0.68%	78,468	36.1%
Time deposits	3.80%	111,365	47.8%	3.73%	102,310	47.2%
	2.08%	$ 232,874	100.0%	2.01%	$ 217,110	100.0%

The Corporation had a total of $24.0 million and $20.5 million in time deposits of $100,000 or more at December 31, 2004 and 2003, respectively.

Scheduled maturities of time deposits for the next five years were as follows:

(Dollar amounts in thousands)	Amount	%
2005	$ 44,269	19.0%
2006	25,704	11.0%
2007	10,123	4.3%
2008	14,042	6.0%
2009	3,161	1.4%
Thereafter	14,066	6.0%
	$ 111,365	47.8%

9. Borrowed Funds

The following table summarizes the Corporation's borrowed funds as of December 31:

	2004		2003	
(Dollar amounts in thousands)	Weighted average rate	Amount	Weighted average rate	Amount
FHLB advances:				
Due within 12 months	0.00%	$ -	1.06%	$ 5,700
Due beyond 12 months but within 5 years	0.00%	-	0.00%	-
Due beyond 5 years but within 10 years	4.20%	15,000	4.13%	15,000
Due beyond 10 years	0.00%	-	0.00%	-
		$ 15,000		$ 20,700

The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2004 was $109.7 million.

10. *Insurance of Accounts and Regulatory Matters*

Insurance of Accounts.

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000 per insured depositor. To provide this insurance, the Bank must pay an annual premium. In connection with the insurance of deposits, the Bank is required to maintain certain minimum levels of regulatory capital as outlined below.

Restrictions on Dividends, Loans and Advances.

The Bank is subject to a regulatory dividend restriction that generally limits the amount of dividends that can be paid by the Bank to the Corporation. Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. As of December 31, 2004, $2.7 million of undistributed earnings of the company was available for distribution as dividends, without prior regulatory approval.

Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Funds available for loans or advances by the Bank to the Corporation amounted to approximately $1.1 million.

Minimum Regulatory Capital Requirements.

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2004 and 2003, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

10. Insurance of Accounts and Regulatory Matters (continued)

The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:

	December 31, 2004				December 31, 2003			
	Consolidated		Bank		Consolidated		Bank	
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:								
Actual	$23,245	12.49%	$20,859	11.36%	$22,018	11.72%	$19,669	10.61%
For capital adequacy purposes	14,889	8.00%	14,686	8.00%	15,025	8.00%	14,837	8.00%
To be well capitalized	N/A	N/A	18,358	10.00%	N/A	N/A	18,546	10.00%
Tier 1 capital to risk-weighted assets:								
Actual	$20,901	11.23%	$19,049	10.38%	$19,520	10.39%	$17,885	9.64%
For capital adequacy purposes	7,445	4.00%	7,343	4.00%	7,513	4.00%	7,418	4.00%
To be well capitalized	N/A	N/A	11,015	6.00%	N/A	N/A	11,128	6.00%
Tier 1 capital to average assets:								
Actual	$20,901	7.68%	$19,049	7.08%	$19,520	7.59%	$17,885	7.00%
For capital adequacy purposes	10,882	4.00%	10,768	4.00%	10,288	4.00%	10,220	4.00%
To be well capitalized	N/A	N/A	13,460	5.00%	N/A	N/A	12,775	5.00%

11. Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:

(Dollar amounts in thousands)	2004	2003	2002
Current	$ 538	$ 618	$ 984
Deferred	(25)	131	(150)
	$ 513	$ 749	$ 834

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2004		2003		2002	
(Dollar amounts in thousands)	Amount	% Pre-tax Income	Amount	% Pre-tax Income	Amount	% Pre-tax Income
Provision at statutory tax rate	$ 1,044	34.0%	$ 1,102	34.0%	$ 1,051	34.0%
Increase (decrease) resulting from:						
Tax free interest, net of disallowance	(319)	(10.4%)	(312)	(9.6%)	(226)	(7.3%)
Earnings on BOLI	(53)	(1.7%)	(79)	(2.4%)	-	0.0%
Other, net	(159)	(5.2%)	38	1.2%	9	0.3%
Provision	$ 513	16.7%	$ 749	23.2%	$ 834	27.0%

11. Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2004	2003
Deferred tax assets:		
Loss on securities	$ 107	$ 134
Provision for loan losses	562	550
Deferred loan fees	29	39
Intangible assets	145	158
Accrued pension cost	28	-
Tax credits	314	-
Other	4	25
Gross deferred tax assets	1,189	906
Deferred tax liabilities:		
Net unrealized gain on securities	647	855
Depreciation	389	302
Stock Gain	118	-
Prepaid Expenses	81	-
Loan servicing	7	10
Other	83	108
Gross deferred tax liabilities	1,325	1,275
Net deferred tax asset/(liability)	$ (136)	$ (369)

The Corporation determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes," since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

12. Commitments and Legal Contingencies

In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Corporation is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Corporation's management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

13. Employee Benefit Plans

Defined Benefit Plan.

The Corporation provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis and are fully vested after five years of service.

The Corporation uses a December 31 measurement date for its plans.

Information pertaining to changes in obligations and funded status of the defined benefit pension plan is as follows:

(Dollar amounts in thousands)	2004	2003	2002
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 2,483	$ 1,983	$ 2,117
Actual (loss) return on plan assets	204	316	(264)
Employer contribution	209	248	194
Benefits paid	(78)	(64)	(64)
Fair value of plan assets at end of year	2,818	2,483	1,983
Change in benefit obligation:			
Benefit obligation at beginning of year	2,912	2,801	2,358
Service cost	158	147	186
Interest cost	187	164	169
Actuarial loss	97	235	152
Effect of Plan Amendment	-	(580)	-
Effect of Change in Assumptions	-	209	-
Benefits paid	(78)	(64)	(64)
Benefit obligation at end of year	3,276	2,912	2,801
Funded status (plan assets less benefit obligations)	(458)	(429)	(818)
Unrecognized prior service cost	(517)	(548)	1
Unrecognized net actuarial loss	923	843	586
Unrecognized transition asset	(56)	(65)	(73)
Accrued pension cost	$ (108)	$ (199)	$ (304)

13. Employee Benefit Plans (continued)

Amounts recognized in the year end balance sheet consist of:

	Pension Benefits		Other Benefits	
(Dollar amounts in thousands)	2004	2003	2004	2003
Prepaid benefit cost	$ -	$ -	$ -	$ -
Accrued benefit cost	(108)	(199)	-	-
Intangible cssets	-	-	-	-
Accumulated other comprehensive income	-	-	-	-
Net amount recognized	$ (108)	$ (199)	$ -	$ -

The accumulated benefit obligation for all defined benefit pension plans was $2.7 million and $2.4 million at year end 2004 and 2003, respectively.

The components of the periodic pension cost are as follows:

(Dollar amounts in thousands)	2004	2003	2002
Service cost	$ 158	$ 147	$ 186
Interest cost	187	164	169
Expected return on plan assets	(209)	(176)	(188)
Transition asset	(8)	(8)	(8)
Prior service costs	(10)	(31)	-
Recognized net actuarial (gain) loss	-	47	-
Net periodic pension cost	$ 118	$ 143	$ 159

Weighted-average actuarial assumptions include the following:

(Dollar amounts in thousands)	2004	2003	2002
Discount rate for benefit obligations and net cost	6.30%	6.30%	6.80%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%
Expected rate of return on plan assets	8.50%	8.50%	8.50%

13. Employee Benefit Plans (continued)

Plan Assets.

The Corporation's pension plan asset allocation at year end 2004 and 2003, target allocation for 2005, and expected long-term rate of return by asset category are as follows:

Asset Category	Target Allocation	Percentage of Plan Assets at Year End		Weighted-Average Expected Long-Term Rate of Return
(Dollar amounts in thousands)	2005	2004	2003	2004
Equity Securities	50%	52%	52%	6.0%
Debt Securities	20%	16%	18%	2.0%
Other	30%	32%	30%	0.5%
		100%	100%	8.5%

The intent of the Plan is to provide a range of investment options for building a diversified asset allocation strategy that will provide the highest likelihood of meeting the aggregate actuarial projections. In selecting the options and asset allocation strategy, the Corporation has determined that the benefits of reduced portfolio risk are best received through asset style diversification. The following asset classes or investment categories are utilized to meet the Plan's objectives: Small company stock, International stock, Mid-cap stock, Large company stock, Diversified bond, Money Market/Stable Value and Cash.

Contributions.

The Corporation expects to contribute $135,000 to its pension plan in 2005.

Estimated Future Benefit Payments.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

For year ended	Pension Benefits *(Dollar amounts in thousands)*
2005	$ 78
2006	78
2007	77
2008	78
2009	97
2010-2014	856
Thereafter	2,012
Benefit Obligations	$ 3,276

13. Employee Benefit Plans (continued)

Defined Contribution Plan.

The Corporation maintains a defined contribution 401(k) Plan. Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation. Employee contributions are vested at all times. The Corporation makes matching contributions as approved by the Board of Directors. Matching contributions for 2004 and 2003 were $67,000 and $68,000, respectively.

Supplemental Executive Retirement Plan.

During 2003, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement age of 62. For the year ended December 31, 2004 and 2003, the Corporation recognized SERP expense of $38,000 and $33,000, respectively.

14. Financial Instruments

Fair Value of Financial Instruments.

The following table sets forth the carrying amount and fair value of the Corporation's financial instruments included in the consolidated balance sheet as of December 31:

	2004		2003	
(Dollar amounts in thousands)	Carrying amount	Fair value	Carrying amount	Fair amount
Financial assets:				
Cash equivalents	$ 14,624	$ 14,624	$ 7,703	$ 7,703
Securities	63,362	63,362	49,162	49,162
Loans held for sale	386	386	-	-
Loans receivable	179,575	180,832	190,482	198,092
Federal bank stocks	1,731	1,731	1,982	1,982
Bank-owned life insurance	4,448	4,448	4,272	4,272
Accrued interest receivable	1,203	1,203	1,270	1,270
Financial liabilities:				
Deposits	232,874	232,394	217,110	218,915
Borrowed funds	15,000	15,034	20,700	20,699
Accrued interest payable	577	577	477	477

The methods and assumptions used to estimate fair value are described as follows.

14. Financial Instruments (continued)

Fair Value of Financial Instruments (continued).

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, federal bank stocks, accrued interest receivable and payable, demand deposits, short-term debt and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be chargec to enter into or terminate such arrangements and is not material.

Off-Balance Sheet Financial Instruments.

The Corporation is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Corporation's exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Corporation uses the same credit policies in making commitments as for on-balance sheet instruments. The Corporation's distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

The following table presents the notional amount of the Corporation's off-balance sheet commitment financial instruments as of December 31:

	2004		2003	
(Dollar amounts in thousands)	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 424	$ 648	$ 969	$ -
Unused lines of credit	315	12,690	1,898	9,300

Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 4.00% to 11.25% and maturities ranging from five to 30 years at both year end dates. Commitments to extend credit include agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit also include unfunded commitments under commercial and consumer lines of credit, revolving credit lines and overdraft protection agreements. These lines of credit may be collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

14. Financial Instruments (continued)

Off-Balance Sheet Financial Instruments (continued).

Standby letters of credit are conditional commitments issued by the Corporation usually for commercial customers to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary. Standby letters of credit were $902,000 and $682,000 at December 31, 2004 and 2003, respectively.

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition	December 31,	
(Dollar amounts in thousands)	2004	2003
Assets:		
Cash in banks	$ 109	$ 93
Securities available for sale	3,157	3,204
Equity in net assets of subsidiary bank	20,981	19,963
Other assets	10	12
Total assets	$ 24,257	$ 23,272
Liabilities and Stockholders' Equity:		
Accrued expenses and other liabilities	$ 641	$ 617
Stockholders' Equity	23,616	22,655
Total Liabilities and Stockholders' Equity	$ 24,257	$ 23,272

Condensed Statements of Operations	Year Ended December 31,		
(Dollar amounts in thousands)	2004	2003	2002
Income:			
Dividends from subsidiary	$ 1,192	$ 1,437	$ 1,373
Investment income	758	202	56
Total income	1,950	1,639	1,429
Expense:			
Noninterest expense	41	91	80
Total expense	41	91	80
Income before income taxes and equity in undistributed operating results of subsidiary	1,909	1,548	1,349
Equity in undistributed net income of subsidiary	831	966	901
Income before income taxes	2,740	2,514	2,250
Income tax expense (benefit)	183	22	(7)
Net income	$ 2,557	$ 2,492	$ 2,257

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only (continued)

Condensed Statements of Cash Flows	Year ended December 31,		
(Dollar amounts in thousands)	2004	2003	2002
Operating activities:			
Net income	$ 2,557	$ 2,492	$ 2,257
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed operating results of subsidiary	(831)	(966)	(901)
Other, net	(1,332)	2,176	17
Net cash provided by operating activities	394	3,702	1,373
Investing activities:			
Purchases of securities	(131)	(748)	-
Proceeds from the sale of available for sale securities	945	244	-
Net cash provided by (used) in investing activities	814	(504)	-
Financing activities:			
Dividends paid	(1,192)	(1,437)	(1,373)
Payments to acquire treasury stock	-	(1,682)	-
Net cash used in financing activities	(1,192)	(3,119)	(1,373)
Increase in cash equivalents	16	79	-
Cash equivalents at beginning of period	93	14	14
Cash equivalents at end of period	$ 109	$ 93	$ 14

16. Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

(Dollar amounts in thousands)	**2004**	**2003**	**2002**
Unrealized holding gains (losses) on available-for-sale securities	$ 90	$ 1,082	$ 1,041
Reclassification adjustment for gains later recognized in income	(701)	(170)	-
Net unrealized gains (losses)	(611)	912	1,038
Tax Effect	207	(310)	(353)
Other comprehensive income (loss)	$ (404)	$ 602	$ 685

17. Other Noninterest Expenses

The following summarizes the Corporation's other noninterest expenses for the years ended December 31:

(Dollar amounts in thousands)	2004	2003	2002
Telephone and data communications	$ 327	$ 228	$ 287
Professional fees	223	238	273
Customer bank card processing	239	228	225
Pennsylvania shares and use taxes	202	159	189
Correspondent and courier fees	190	177	174
Postage and freight	157	172	150
Marketing and advertising	114	143	127
Printing and supplies	147	154	122
Software amortization	164	86	112
Travel, entertainment and conferences	84	98	102
Other	409	498	356
	$ 2,256	$ 2,181	$ 2,117

18. Quarterly Financial Data (unaudited)

The following is a summary of selected quarterly data for the years ended December 31:

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004:				
Interest income	$ 3,463	$ 3,418	$ 3,521	$ 3,551
Interest expense	1,251	1,259	1,287	1,422
Net interest income	2,212	2,159	2,234	2,129
Provision for loan losses	55	20	95	120
Net interest income after provision for loan losses	2,157	2,139	2,139	2,009
Noninterest income (1)	480	521	576	958
Noninterest expense	1,950	2,008	1,949	2,002
Income before income taxes	687	652	766	965
Provision for income taxes	122	129	81	181
Net income	$ 565	$ 523	$ 685	$ 784
Basic earnings per share	$0.45	$0.41	$0.54	$0.62
2003:				
Interest income	$ 3,544	$ 3,539	$ 3,534	$ 3,592
Interest expense	1,217	1,207	1,227	1,250
Net interest income	2,327	2,332	2,307	2,342
Provision for loan losses	75	75	75	105
Net interest income after provision for loan losses	2,252	2,257	2,232	2,237
Noninterest income	383	469	467	466
Noninterest expense	1,920	1,898	1,841	1,863
Income before income taxes	715	828	858	840
Provision for income taxes	174	203	209	163
Net income	$ 541	$ 625	$ 649	$ 677

(1) Noninterest income fluctuated upward during the fourth quarter 2004 as a result on gains equity stocks.

Board of Directors and Stockholders
Emclaire Financial Corp.
Emlenton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Emclaire Financial Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 6, during 2002 the Corporation adopted new accounting guidance for goodwill and intangible assets.

Crowe Chizek and Company LLC

Columbus, Ohio
March 10, 2005

Stock and Dividend Information

Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "EMCF." The listed market makers for the Corporation's common stock include:

Arthurs, Lestrange & Co., Inc.	**Ferris, Baker Watts, Inc.**	**Boenning and Scattergood**	**Parker Hunter, Inc.**
Two Gateway Center	100 Light Street	200 Bar Harbor Drive	600 Grant Street - Suite 3100
Pittsburgh, PA 15222	Baltimore, MD 21202	West Conshonhocken, PA 19428	Pittsburgh, PA 15219
Telephone: (877) 282-1941	Telephone: (800) 638-7411	Telephone: (610) 862-5360	Telephone: (412) 562-8000

Stock Price and Cash Dividend Information

The bid and ask price of the Corporation's common stock was $27.50 and $28.25, respectively, as of March 7, 2005. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation's common stock as well as cash dividends paid for the quarterly periods presented:

	Market Price			Cash
	High	Low	Close	Dividend
2004:				
Fourth quarter	$26.50	$25.50	$26.25	$0.25
Third quarter	26.25	24.75	26.00	0.23
Second quarter	26.25	24.50	26.00	0.23
First quarter	26.50	25.60	26.40	0.23
2003:				
Fourth quarter	$26.50	$25.25	$25.75	$0.48
Third quarter	26.20	24.65	25.45	0.21
Second quarter	27.60	25.75	26.20	0.21
First quarter	27.60	21.50	27.60	0.21

Number of Stockholders and Shares Outstanding

As of December 31, 2004, there were approximately 690 stockholders of record and 1,267,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

Dividend Reinvestment and Stock Purchase Plan

Common stockholders may have Corporation dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan document and authorization card call (800) 757-5755.

Corporate Headquarters

Emclaire Financial Corp.
612 Main Street
Emlenton, Pennsylvania 16373
Phone: (724) 867-2311
Website: www.farmersnb.com

Subsidiary Bank

The Farmers National Bank of Emlenton.

Annual Meeting

The annual meeting of the Corporation's stockholders will be held at 11:00 a.m., on Wednesday, May 18, 2005, at the main office building in Emlenton, Pennsylvania 16373.

Stockholder and Investor Information

Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Shelly L. Rhoades, Treasurer of Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373.

In addition, other public filings of the Corporation, including the Annual Report on Form 10-K, can be obtained from the Securities and Exchange Commission's website at http://www.sec.gov.

Independent Accountants

Crowe Chizek and Company LLC
5900 Landerbrook Corporate Center, Suite 205
Cleveland, OH 44124

Special Counsel

Manatt, Phelps & Phillips, LLP
1501 M Street NW, Suite 700
Washington, D.C. 20005

Registrar and Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
www.illinoisstocktransfer.com
(800) 757-5755

Notes

EMCLAIRE FINANCIAL CORP.
612 Main Street
Emlenton, Pennsylvania 16373
Phone: (724) 867-2311